UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

———————————————————————————————————

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

———————————————————————————————————

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 30, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the requirements under the articles of association (the “Articles”) and the rules of meeting of the supervisory committee (監事會議事規則) of China Eastern Airlines

Corporation Limited (the “Company”) and as convened by Mr. Xi Sheng, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the sixth meeting of the eighth session of the Supervisory Committee (the “Meeting”) was held through the means of telecommunication on 30 March 2017.

Mr. Xi Sheng, the chairman of the Supervisory Committee, Mr. Ba Shengji and Mr. Hu Jidong, the supervisors of the Company (the “Supervisors”), were present at the Meeting. Mr. Feng Jinxiong, Supervisor, authorized Mr. Xi Sheng, the chairman of the Supervisory Committee, to vote on his behalf. Mr. Jia Shaojun, Supervisor, authorized Mr. Ba Shengji, Supervisor, to vote on his behalf.

The Supervisors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held. The number of Supervisors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The meeting was chaired by Mr. Xi Sheng, the chairman of the Supervisory Committee. In accordance with the relevant laws and regulations including the Securities Law of the People’s Republic of China and the Administrative Measures for Information Disclosure by Listed Companies (the Shanghai Stock Exchange), and the requirements under the Articles and the internal management system of the Company, the Supervisors present at the Meeting considered the resolutions of the meeting and passed the following resolutions unanimously:

1.	Considered and approved the 2016 work report of the Supervisory Committee for the year 2016, and decided to submit this resolution to the 2016 annual general meeting of the Company for consideration and approval.

For details of the 2016 work report of the Supervisory Committee for the year 2016, please refer to part 5 “Work of the Supervisory Committee” of section 8 “Corporate Governance” of the Annual Report of the Company for the year 2016.

2.	Agreed to the financial report of the Company for the year 2016 as considered and approved by the Board.

The Supervisory Committee considered that the financial report of the Company for the year 2016 truly reflected the financial position and operating results of the Company for the year ended 31 December 2016 (the “Year”) and was objective and fair.

3.	Agreed to the internal control assessment report of the Company for the year 2016 as considered and approved by the Board.

The Supervisory Committee considered that the Company has in place a relatively comprehensive internal control system, which has been relatively well implemented. The internal control assessment report of the Company for the year 2016 truly and objectively reflected the construction and operation of the Company’s internal control system. It is also hoped that the Board and the management of the Company have due regards for the continuous rectification and improvement of the defects in internal control to further enhance the setting-up of the internal control system.

4.	Agreed to the resolution for appointment of auditors by the Company for the domestic and international financial reports for the year 2017 as considered and approved by the Board.

The Supervisory Committee considered that the appointment procedure had been in compliance with the relevant regulations under the applicable laws, regulations and the Articles. This resolution is to be submitted to the 2016 annual general meeting of the Company for consideration and approval.

5.	Agreed to the proposal for appointment of internal control auditors of the Company for the year 2017 as considered and approved by the Board.

The Supervisory Committee considered that the appointment procedure had been in compliance with the relevant regulations under the applicable laws, regulations and the Articles. This resolution is to be submitted to the 2016 annual general meeting of the Company for consideration and approval.

6.	Having received the report on the implementation of the daily connected transactions of the Company for the year 2016, the Supervisory Committee considered that the daily connected transactions of the Company had complied with the legal procedures, the amounts of such transactions were within the annual limit authorized at the general meeting of the Company, and the terms of such transactions were fair and reasonable to the Company and its shareholders as a whole. The connected transactions were dealt with under the principles of “fairness, impartiality and transparency”. The Supervisory Committee was not aware of any insider dealing or breach of good faith by the Board in any decision-making, execution of agreements or information disclosure etc.

7.	Agreed to the proposal regarding the transfer of the land and buildings in the eastern district of the Shanghai Hongqiao International Airport to China Eastern Air Holding Company as considered and approved by the Board.

The Supervisory Committee considered that the connected transaction met the Company’s business and asset management needs. The form of transaction is in line with the market rules, the price of the transaction is fair, and there exists no action to the detriment of the legal rights of the shareholders of the Company.

8.	Agreed to the resolution for the report on the fundraising deposits and use of proceeds of the Company for the year 2016 as considered and approved by the Board.

The Supervisory Committee considered that the Company used and managed fundraising proceeds in accordance with the regulations under the Administrative Measures for Proceeds of the Shanghai Stock Exchange and the Company’s management system for fundraising proceeds, and disclosed the relevant information relating to the use of proceeds in a timely, true, accurate and complete manner. There had been no incidence of non-compliance in the management and disclosure of fundraising proceeds. The Company implemented an approval procedure for the use of proceeds. There had been no change in the way fundraising proceeds were invested and which were detriment to the interests of the shareholders. During the Year, there had been no change in the investment projects for the Company’s fundraising proceeds. Considering the above, the Supervisory Committee considered that the report on the fundraising deposits and use of proceeds of the Company for the year 2016 truly and objectively reflected the actual situation of the fundraising deposits and use of proceeds of the Company for the year 2016.

9.	Agreed to the profit distribution proposal of the Company for the year 2016 as considered and approved by the Board.

The Supervisory Committee considered that the review procedure of the Proposal had been in compliance with laws and regulations. There had been no breach of laws or regulations, or any detriment to the Company and its shareholders, especially the interests of the medium and small shareholders. The proposal would benefit the sustainable development of the Company.

10.	Agreed to the resolution for the annual report of the Company for the year 2016 as considered and approved by the Board.

The Supervisory Committee considered that the preparation and review process of the annual report of the Company for the year 2016 had been in compliance with laws and regulations, and all relevant regulations of the internal management system of the Company. The form and substance of the report had been in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained therein truly reflected the operational management and financial position etc, of the Company in all respects for the Year. Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the annual report of the Company for the year 2016 was discovered.

By Order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 March 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).